EXHIBIT 21.01

SUBSIDIARIES OF THE REGSITRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
Poet Holdings, Inc	Delaware
Poet Software Corporation	Massachusetts
Versant Gmbh	Germany
Versant Ltd.	United Kingdom
Mokume Software, Inc.	California
FastObjects, Inc.	California
Versant India	India